Exhibit 99.77

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Torque Esports Corp. (the “Company” or “Torque”)
3000 - 77 King Street West
P.O. Box 95, TD Centre North Tower
Toronto, Ontario M5K 1G8

Item 2.	Date of Material Change

November 6, 2019.

Item 3.	News Release

A news release disclosing the material change was disseminated through Newsfile on November 6, 2019 and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4.	Summary of Material Change

Torque and UMG Media Ltd. (TSXV: ESPT) (“UMG”) have announced that they have signed the definitive arrangement agreement whereby Torque will acquire UMG (the “Transaction”). This transaction was previously announced on October 22, 2019. The Transaction combines two highly-complementary businesses in the esports and gaming space.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

As previously announced, the Transaction will be carried out by way of a plan of arrangement of UMG under the Business Corporations Act (Alberta), pursuant to which UMG shareholders will receive 0.081217 Torque common shares (each, a “Torque Share”) in exchange (the “Exchange Ratio”) for each UMG common share (a “UMG Share”). Torque will issue approximately 4,328,411 Torque Shares (the “Consideration Shares”) in exchange for the UMG securities to be exchanged pursuant to the Transaction, including the securities to be issued pursuant to the UMG Private Placement (defined below).

The implementation of the Transaction will be subject to the approval of at least 66 2/3% of the votes cast by holders of UMG Shares at a special meeting of UMG shareholders scheduled for December 17, 2019. In addition to the UMG shareholder approval, the Transaction is also subject receipt of certain regulatory, court and stock exchange approvals and certain other closing conditions customary in transactions of this nature.

All convertible securities of UMG will be continuing obligations of Torque with the appropriate adjustment to the conversion features to account for the Exchange Ratio.

Further information regarding the Transaction will be included in UMG’s information circular that UMG will prepare, file and mail in due course to its shareholders in connection with the special meeting of UMG shareholders to be held to consider the Transaction. All UMG shareholders are urged to read the information circular once it becomes available as it will contain additional important information concerning the Transaction.

UMG has also terminated the transaction to acquire Activate Entertainment LLC.

Prior to the completion of the Transaction, UMG intends to complete, subject to regulatory approval, a non-brokered private placement (“UMG Private Placement”) of $1.2-million of UMG shares at a price of $0.12 per UMG share.

Senior management of UMG have committed to over $300,000 of the financing

Item 5.2	Disclosure for Restructuring Transactions

The Transaction will be carried out by way of a plan of arrangement of UMG under the Business Corporations Act (Alberta), pursuant to which UMG shareholders will receive Torque Shares in an Exchange Ratio for UMG Shares. Torque will issue approximately 4,328,411 Torque Consideration Shares in exchange for the UMG securities to be exchanged pursuant to the Transaction, including the securities to be issued pursuant to the UMG Private Placement.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Executive Officer of the Company who is knowledgeable about the material change and this report is:

Darren Cox
CEO, President, Director
darrencox@millennialesports.com

Item 9.	Date of Report

November 13, 2019.